UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014 (Report no. 2)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

POB 87 Hadera, 3810002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The financial statements attached to the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit
Number	Description of Exhibit

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Tikcro Technologies Announces 2014 Annual General Meeting, dated November 24, 2013.

99.2	Notice of 2014 Annual General Meeting of Shareholders and Proxy Statement, dated November 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

	By:	/s/ Aviv Boim
Date: November 24, 2014		Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: Tikcro Technologies Announces 2014 Annual General Meeting, dated November 24, 2013.

99.2	Notice of 2014 Annual General Meeting of Shareholders and Proxy Statement, dated November 24, 2013.